Andrew N. Bernstein, P.C.
ATTORNEY AT LAW
5445 DTC PARKWAY, SUITE 520
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE (303) 770-7131
FACSIMILE (303) 770-7332
EMAIL: anbpc@attglobal.net
January 13, 2011
By Edgar
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Attn: Yolanda Guobadia

Re:	LJ International Inc. (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2009
Filed March 25, 2010
File No. 0-29620
Dear Ms. Guobadia:
On behalf of LJ International Inc., we are filing herewith the Company’s responses to the Staff’s comment letter dated December 10, 2010 (the “Comment Letter”). The numbered responses which follow correspond to the numbers of the comments in the Comment Letter.
Comment Letter Dated December 10, 2010
Form 20-F for Fiscal Year Ended December 31, 2009
Item 5. Operating and Financial Review and Prospects, page 22
Critical Accounting Policies, page 23
1.	The fair value of the iBBC reporting unit is similar to its carrying value. The significant assumptions used in the discounted cash flow model were:

a) a 5-year discounted cash flow is prepared (basic assumptions to the cash flow projection include, among others, an estimated 10% annual growth in turnover in the coming 5 years with reference to the stabilizing growth rate in the last quarter of 2009 after a sharp hit from the economic downturn in North America; gross profit of around 24% which is at the similar

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January 13, 2011

level in 2009), any projection beyond 5 years by the Company cannot be forecasted with reasonable accuracy since the business environment is rapidly changing;

b) discount rate of 30%;

c) EBITDA multiple of 5x.

If the reporting unit is at risk of failing step one of the impairment test, the Company will describe the material events, trends and uncertainties that affect the reported income and the extent to which income is so affected.

iBBC Inc. is not disclosed as a significant subsidiary in Item 4.C. on page 19 as it does not meet any of the three criteria set out in Rule 210.1-02(w) of Regulation S-X “Significant Subsidiary” for determining which of the Company’s subsidiaries are “Significant Subsidiaries” for purposes of SEC reporting and disclosure in Form 20-F.
A. Operating Results, page 26
Revenues, page 26
2.	Regarding the closure of retail stores of the Company, the major activities and cost associated include:

(a)	Employees: they are transferred to other stores and continue to work without termination of employment (the Company’s trend of opening new stores rate is higher than its closure rate) ;

(b)	Lease contracts: they are usually short term leases expiring in 1-2 years, the Company normally exits on the expiration of the lease; and

(c)	Restatement cost of premises: if there is a restatement clause stipulated in the lease agreement, the Company has to restate and handover the premises shortly after the exit.
Therefore, the Company considers the closure of retail stores as the normal and continuous activity of the Company, the cost associated with it are included in the line caption of Selling, general and administrative expenses. Disclosure information required by ASC 420-10-50 is not applicable.
Interest Cost, page 30
3.	The suspended and cancelled bank credit lines related to that which was granted to the extent of accounts receivable collateralized to the banks. When the amount of accounts receivable available for collateral dropped due to a sharp decline in wholesale revenue and cancellation

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January 13, 2011

of customer’s credit insurance by the insurance house resulting from the slowdown in global economy, only the unused credit lines were suspended or cancelled by the banks. However, the credit lines would be resumed when sales increased. The cancelled gold loan facilities were replaced by revolving bank loans and term loans. We consider that the suspension and cancellation of credit lines during the year 2009 did not have a material impact on the Company.

In the discussion of liquidity and capital resources, we have disclosed the amount of credit lines being granted and utilized and by its major categories. We consider the disclosure to be adequate.
B. Liquidity and Capital Resources, page 32
Looking Forward, page 37
4.	It is a forward-looking statement intended for 2010. In future filings, we shall include a statement that the working capital is sufficient for our present requirements or, if not, a statement regarding how we propose to provide additional working capital needed.
F. Tabular Disclosure of Contractual Obligations, page 42
5.	We have not included the long-term notes payables in the contractual obligation table as it has been shown in Item 5.B. Liquidity and Capital Resources on page 36. In future filings, we shall include it in the contractual obligation table and describe it in the footnote to the table to the extent necessary for an understanding of the timing and amount of the obligations.

In addition, we do not have any purchase obligations as defined in paragraph 2 of Item 5.F of the Form 20-F that should be disclosed in the table.
Item 6. Directors, Senior Management and Employees, page 43
C. Board Practices, page 45
6.	The Company will include a negative statement in future filings that there are no directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

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January 13, 2011

Item 15. Controls and Procedures, page 62
(b) Management’s Annual Report on Internal Control Over Financial Reporting, page 62
7.	The requested information is as follows:
•	“In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.”
The Company has instituted a “top-down” risk based approach, including the implementation of entity-level controls in assessing financial reporting risks and the adequacy of controls. Management focuses its evaluation process and the documentation supporting the assessment on those controls that it determines adequately address the risk of a material misstatement of the financial statements. Management makes risk-based judgments about the evidence needed for the evaluation.
Management’s consideration of financial reporting risks included all the Company’s locations and business units. Management has determined that financial reporting risks are adequately addressed by controls which operate centrally much like that of a single location. Management made the determination from evidence gathered through its internal auditing routines combined with the evidence derived from centralized controls that monitor the results of operations of individual locations that the internal controls over financial reporting were effective. Management considered the risk characteristics of each of the financial reporting elements in its decision that the nature and extent of evidence gathered through its internal auditing routines and other derived evidence was sufficient in its determination of the effectiveness of the internal control over financial reporting for its multiple locations.
•	“If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.”
The Company’s management formed the internal audit function during 2005 to document its control procedures in all areas for SOX 404 compliance. The internal audit function documented control procedures in the areas of wholesale sales operations, retail sales operations, cash and treasury management, fixed assets acquisitions, purchasing, accounts receivable, accounts payable, expenses, etc. During each year subsequent to 2005 the internal audit function performs an extensive review of the documented control policies, and updates control documentation as warranted.
The internal auditor reports to the Company’s Senior Vice-President who is a Chartered Accountant with extensive familiarity with US GAAP. The internal auditor also reports to the

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January 13, 2011

Audit Committee on both a scheduled and as-required basis. The internal auditor’s staff reports to the internal auditor.
The internal auditor has a Masters Degree in Business Administration, and has over 14 years of progressive experience in both external and internal auditing.
The internal auditor prepares an audit plan at the beginning of each year with the assistance of the Company’s Senior Vice-President and the Company’s Audit Committee. Audit programs are added as deemed necessary as the year progresses.
The results of the internal auditor and the internal audit staff’s work are reviewed by the Company’s Senior Vice-President.
The accuracy of the results of the internal audits performed by the internal auditor during the year ended December 31, 2009 had a material impact on management’s evaluation of the effectiveness of internal controls over financial reporting for the year ended December 31, 2009.
•	“If you maintain your books and records in accordance US GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with US GAAP.”
From time to time, the Company’s CFO and Financial Controller receive accounting standards /interpretations updates and discussions from various accounting firms, including PWC, KPMG, etc. They discuss the impact on the Company accounts, and seek external auditor’s advise, if necessary.
The Financial Controller visits the website of FASB for the update of regulations and accounting rules regularly.
The Financial Controller also checks SEC filings of other companies on presentation of financial statements and discusses the requirements with the external auditor.
The Financial Controller reviews the financial statements of each subsidiary to identify and review new transaction initiated during the year.
In addition to the GAAP adjustments carried forward, accounting standards updates from above sources, and the new transaction initiated in the Company, the Financial Controller ensures that the US GAAP conversion is accomplished and appropriate adjustments are made.
The Company prepares a GAAP disclosure checklist to determine that all required disclosures are included in the financial statements and the notes thereto.

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January 13, 2011

8. The Company’s Financial Controller is primarily responsible for preparing the financial statements.
Experience:
•	Ten years as Financial Controller with LJ International Inc. A full-time employee of the Company. In charge of preparing the Company’s consolidated financial statements in accordance with US GAAP and submission to the SEC.

•	Accounting Manager of a Hong Kong listed company for seven years
Professional designations:
•	Fellow member of the Association of Chartered Certified Accountants (ACCA), the global body for professional accountants.

•	Member of the Hong Kong Institute of Certified Public Accountants
Education and ongoing training:
•	Endorsement Certificate in Accountancy from the Hong Kong Polytechnic University.

•	Attend seminars provided by various accounting bodies and associations.

•	Ongoing training through studying relevant accounting standards and regulation, and discussion with external consultants and auditors.
The Company’s Senior Vice-President supervises in the preparation of the financial statements and in evaluating the effectiveness of the Company’s internal controls.
Experience:
•	He has extensive experience in strategic development and management, accounting and financing from his time at Ernst & Young.

•	The Asian Region CFO for an advertising agency which is one of the largest advertising network companies in the world listing in the New York Stock Exchange.

•	The Founder and Managing Director of a Chinese manufacturer and distributor of electronic components.

•	The CEO of an Australian listed company.

•	The CEO of a Hong Kong listed company.
Professional designations:
•	Chartered Accountant (Canada)

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January 13, 2011

•	Certified Management Accountant (Canada)

•	Member of the Hong Kong Institute of Certified Public Accountants
Education and ongoing training:
•	Bachelor’s degree in Commerce from Concordia University

•	Higher Diploma of Public Accounting from McGill University

•	Attend seminars and workshop and webcast provided by various accounting bodies to keep abreast of as a CFO for an SEC registrant on recent SEC regulatory update and financial reporting matters; latest FASB technical topics; FASB and IASB projects update; and what is needed to know on PCAOB matters.

•	Continuously updated through online seminars and magazines provided by Canadian accounting bodies and associations.

•	Continuously updated through online news and editorials from various professional bodies, such as :
•	Bowne — generally provides reading material for reader to gain insight into industry trends, compliance issues, policies and procedures; provides material on corporate governance, directors’ duties, financial reporting, taxation and accounting issues; publishes The Audit Committee Guide for reference.
The Company’s Chief Financial Officer supervises in the preparation of the financial statements and in evaluating the effectiveness of the Company’s internal controls.
Experience:
•	Chief Financial Officer of LJ International Inc. for 14 years.

•	Senior Accountant with Moores Rowland, CA, Certified Public Accountants
Professional designations:
•	Certified Public Accountant (Australia)

•	Member of the Australian Society of Certified Public Accountants
Education and ongoing training:
•	BS in Engineering from the University of London

•	Master of Commerce in Accounting and Commercial Administration from the University of New South Wales

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January 13, 2011

•	Attend seminars and workshop and webcast provided by various accounting bodies to keep abreast of as a CFO for an SEC registrant on recent SEC regulatory update and financial reporting matters; latest FASB technical topics; FASB and IASB projects update; and what is needed to know on PCAOB matters.

•	Continuously updated through online news and editorials from various professional bodies, such as :
•	Protiviti, a global business consulting and internal audit firm specializing in risk, advisory and transaction services — Continuously provides discussions on solving of problems on finance, operations, technology, litigation, governance, risk, and compliance.

•	CFO Editorial Webcast / CFO Magazine— provides continuous updates on reporting compliance, corporate governance, etc.

•	Bowne — generally provides reading material for reader to gain insight into industry trends, compliance issues, policies and procedures; provides material on corporate governance, directors’ duties, financial reporting, taxation and accounting issues; publishes The Audit Committee Guide for reference.
9.	The Company does not use an accounting firm or similar organization to prepare the Company’s consolidated financial statements or to evaluate its internal control over financial reporting.

10.	The Company does not retain individuals who are not our employees and are not employed by an accounting firm or other similar organization to prepare our financial statements or evaluate our internal control over financial reporting.
Item 16A. Audit Committee Financial Expert, page 63
11.	As an audit committee financial expert, Mr. Wang Jin possesses the following qualifications and working experience:
Qualifications
•	China Certified Public Accountant

•	China Certified Tax Agent

•	China Certified Public Valuer

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January 13, 2011

•	Member of Shenzhen Certified Tax Agents Association Technology Committee

•	He graduated from the University of Changsha with a Bachelor’s degree in Finance in July, 1993.
Working Experience and Membership
He has over 20 years of experience in accounting, corporate financial, auditing, real estate development and financial investment in both industrial and commercial sectors. He has held various management positions in Accounting, Investment Analysis, and Internal Control and specialized in Auditing, Tax Audit, Merger and Acquisition Audit and Tax Planning.
In 2003 — Manager of a China CPA firm and Vice President of a China tax agency company.
In 2003 to 2007 — Financial consultant of a company listed on Nasdaq (to implement an internal control over financial reporting, thus, getting familiar with U.S. GAAP).
In 2008 to 2009 — Partner of a China CPA firm.
Currently — He is a finance and tax advisor of a company listed on the main board of The Stock Exchange of Hong Kong, and he is a consultant in setting up internal control system for financial reporting of two state-owned enterprises.
Financial Statements, page F-1
Consolidated Statements of Operations, page F-3
12.	In accordance with Financial Accounting Standards No. 52, paragraph 131, the Company recognized gain on foreign currency transactions for short term loans made in intercompany transactions in Hong Kong dollars and repaid in Chinese Remnimbis which appreciated. Since the loans were short term in nature and repayable in full upon demand, the transactions gains attributable to the intercompany transactions affected the functional currency cash flows and the increase in actual cash currency cash flows were included in the determination of net income for the period in which the exchange rates changed. The accounting for the transactions were described in Note 2 to the financial statements under Revenue Recognition — Other income.

The Company owned a building that it leased to others. During the year ended December 31, 2008, the building was sold at a gain. The gain was reported as other income. The accounting for the transactions was described in Note 2 to the financial statements under Revenue Recognition — Other income. The sales proceeds were reflected on the consolidated statements of cash flows as cash flows from investing activities.

Securities and Exchange Commission
January 13, 2011

Statements of Cash Flows, page F-7
13.	We will change the Consolidated Statements of Cash Flows in our future filings so that it reconciles the net income to net cash provided by operating activities as required by ASC 230-10-45-28.
Note 2. Summary of Significant Accounting Policies, page F-9
(b) Principles of Consolidation, page F-9
14.	The consolidated VIEs are owned by individuals, who are acting as agents for the Company. The Company does not have any ownership interest in VIEs. LJI is incorporated in the BVI and is considered a foreign entity under the PRC laws. Prior to 2006, due to the restrictions on foreign ownership on the retail business of jewelry, the Company, through loans to the agents, established VIEs to carry out the retail business of jewelry in the PRC. Pursuant to various agreements entered into between the Company, the owners of VIEs and VIEs, the Company generally has control of VIEs, absorbs the majority of expected losses and receives the majority of residual return of VIEs. The Company is therefore considered the primary beneficiary of VIEs. Accordingly, the results of VIEs have been consolidated in the financial statements of the Company since they become VIEs of the Company. With the relaxation of the restrictions on foreign ownership on retail business, the agents of the VIEs transferred the ownership of the VIE back to the Company. As of December 31, 2009, all except one VIE had transferred the ownership of the VIEs back to the Company. The remaining one VIE has transferred the ownership back to the Company and was closed in December 2010.

In consideration of the disclosure requirements in ASC 810-10-50-3 and ASC 810-10-50-14, we consider the disclosure of the amount of VIE’s assets and liabilities included in the consolidated statement of financial position, and the impact on the consolidated net income as below, is adequate as there is no special restriction and arrangement on VIE’s assets and liabilities.
(p) Derivatives, page F-15
15.	ASC Topic 815-10-50 states that the Company shall disclose the following information to enable users of the financial statements to understand the following:
•	How and why the entity uses the derivative instruments — The Company has disclosed the following in Note 2 to the financial statements:

Securities and Exchange Commission
January 13, 2011

The Company enters into derivative contracts to hedge the future settlement of gold loans in order to mitigate the risk of market price fluctuations. They consist of contracts that are used to hedge against changes in the fair value of gold price when the Company settles the gold loans.
•	How derivative instruments and related hedged items are accounted for under Topic 815 — The Company has disclosed the following in Note 2 to the financial statements:

The derivative contracts and the embedded derivative are valued at fair value. Gold loans are commodity-indexed debts with an embedded derivative. The loan is recorded at its original amount and adjusted for additional borrowings and repayments. The embedded derivative component was valued at fair value, considering the market price of gold, volatility of gold and the time value of money. Any changes in fair value of embedded derivative are included in the consolidated statement of operations and an asset or liability representing the value of the embedded derivative portion is included in the consolidated balance sheets.

•	How derivative instruments and related hedged items affect all of the following — The Company has disclosed the following in Note 2 to the financial statements:

Changes in fair value of derivative contracts are included in the consolidated statement of operations, net of changes in fair value of embedded derivative set out in note 2(o).
Guidance in ASC Topic 815-10-50-1A provides that derivative instruments that are designated as hedging instruments shall disclose its objectives for holding the instruments, the strategies for achieving those objectives. The Company has disclosed the following in Note 2 to the financial statements:
The Company enters into derivative contracts to hedge the future settlement of gold loans in order to mitigate the risk of market price fluctuations. They consist of contracts that are used to hedge against changes in the fair value of gold price when the Company settles the gold loans.
Additional disclosures regard the information that would enable users of its financial statements to understand the volume of the activity in those instruments. The Company has disclosed in Note 2 to the financial statements:
The Company did not have outstanding loans to purchase gold as of December 31, 2009 and 2008 with the related balances being US$nil as of December 31, 2009 and 2008.
In future filings the Company will continue to apply the disclosures required by ASC Topic 815-10-50. If the Company utilizes derivative instruments associated with the gold loans, or other

Securities and Exchange Commission
January 13, 2011

derivative instruments, further disclosures may be required by 815-10-50-2; 815-10-50-4A; 815-10-50-4B; 815-10-50-4C; 815-10-50-4D and 815-10-50-4E.
Note 8. Banking Facilities and Other Loans, page F-28
16.	In consideration to providing the disclosure required by Rule 4-08(e) of Regulation S-X on restrictions which limit the payment of dividends by the registrant, we have disclosed the possible and foreseeable restrictions in the risk factor on page 8.

In view of the provision under one of the banking facilities of a subsidiary which requested for the subsidiary to maintain its net worth at not less than US$4,487,000 (HK$35 million) at all times; there was no provision prohibiting dividend payments, loan or advances to the parent and subsidiaries. We have tested the restricted net assets of the subsidiary under the guidance of Rule 4-08(e)(3) of Regulation S-X, under which the restricted net assets means the amount of registrant’s proportionate share of net assets of consolidated subsidiary (after intercompany eliminations) as of the end of the most recently completed fiscal year may not be transferred to the parent company by subsidiaries. We consider the restricted net assets of the subsidiary were US$4,487,000, representing 5.3% of the consolidated net assets as of the end of the most recently completed fiscal year. As it did not meet the test of 25%, Schedule I prescribed by Rules 5-04 and 12-04 of Regulation S-X has not been included in the note.
Note 9. Income Taxes, page F-29
17.	The Company considered the disclosure requirements of ASC 740 and believes that it adequately disclosed the total deferred tax liabilities, the total of all tax assets, and the total valuation allowance recognized for deferred tax assets.

The Company reviewed ASC 740 and specifically the section regarding the unrecognized tax benefit related disclosures, and determined that it had no tax positions for which it was reasonably possible that the total amounts of unrecognized tax benefits would significantly increase or decrease within 12 months of December 31, 2009. The Company further determined that it had no amounts of unrecognized tax benefits at the beginning or end of 2009.
18.	The Company has considered the guidance of ASC 740 as it regards the new enterprise income tax law by the PRC tax authorities. The PRC has introduced the law stating that even if a company is registered and organized outside the PRC, if it operates and is substantially managed inside the PRC, it will be subject to PRC income taxes. We have consulted with several PRC tax advisors regarding what constitutes “substantially managed”. The Company’s ultimate holding company is not registered in China but has had no income or profits, so there are no tax issues associated with the holding company,

Securities and Exchange Commission
January 13, 2011

and the PRC does not tax consolidated profits. The remaining companies have operations in Hong Kong, i.e. accounting, purchasing, warehousing and shipping, and in the Company’s opinion cannot be regarded as “substantially managed” in the PRC. In addition, one of the companies has a substantial tax loss carryover. Based upon the stated facts, the Company has decided that the more likely than not criteria in ASC 740-10-25 has been met.
Note 12. Common Stock and Warrants Other Than Stock-Based Compensation, page F-35
19.	The anti-dilution provisions contained in the warrant agreements filed as Exhibits 99.4 and 99.5 (the “Warrants”) to the Form 6-K filed September 27, 2006 (the “Form 6-K”) by the Registrant are set forth in “Section 3 — Certain Adjustments” of the Warrants and, more particularly, in “Subsection 3(b) — Subsequent Equity Sales.” That subsection provides essentially that the Exercise Price of the Warrant shall be reduced in the event of a “Dilutive Issuance” (defined therein as the sale or grant of an option to purchase or sell the Registrant’s securities during the term of the Warrant to a third person at an effective price per share less than the then Exercise Price of the Warrant).
Please note the following considerations:
(a)	Any Dilutive Issuance adjustment is only triggered by the issuance by the Registrant of subsequent equity sales. The Warrants are not adjusted or affected in any manner by any change in the market trading price of the Registrant’s common stock. Accordingly, the Registrant does not believe that “the warrants are indexed to (our) stock”.
(b)	Subsection 3(b) of the Warrant provides that “Notwithstanding the foregoing, no adjustments shall be made, paid or issued under this Section 3(b) in respect of an Exempt Issuance.
(c)	The Warrant provides in Section 1 that “Capitalized terms used and not otherwise defined herein shall have the meanings set forth in that certain Securities Purchase Agreement (the “Purchase Agreement”), dated September 25, 2006, among the Company and the purchasers signatory thereto.”
(d)	The Registrant filed the Purchase Agreement as Exhibit 99.2 to the Form 6-K. The definition of “Exempt Issuance” is set forth in Subsection 1.1 of the Purchase Agreement and specifically includes “... the issuance of (a) shares of Common Stock or options to employees, officers or directors of the Company pursuant to any stock or option plan duly adopted by a majority of the non-employee members of the Board of Directors of the Company or a majority of the members of a committee of non-employee directors established for such purpose, ...”
(e)	During the fiscal years ended December 31, 2006, 2007, 2008 and 2009, the Registrant has only issued additional shares of its common stock upon the exercise of stock options granted to its officers, directors and employees pursuant to stock compensation plans which were approved by the unanimous vote of the Registrant’s entire Board of Directors and a majority of its shareholders voting thereon.

Securities and Exchange Commission
January 13, 2011

(f)	Therefore, the Registrant has not engaged in any Dilutive Issuances nor triggered any Dilutive Issuance adjustments during the fiscal years ended December 31, 2006, 2007, 2008 and 2009.
Note 14. Stock-Based Compensation, page F-38
20.	During fiscal years 2009, 2008 and 2007, the Company has granted 4,000,000, 2,500,000 and 1,500,000 stock options, respectively, with a fair value of approximately $1,417,000, $557,000 and $372,000. A charge of $1,043,000, $361,000 and $330,000 was recorded in fiscal years 2009, 2008 and 2007, respectively, relating to the amortization of the fair value associated with all option grants. As of December 31, 2009, the fair value of the Company’s outstanding and exercisable options was $719,000.

We considered the disclosure of the stock options activities and related information in Note 14(a) to the financial statements and presentation of the amortization of the fair value of the stock options as an reconciling item “Compensation expenses recognized during the year” on the statements of cash flow have adequately reflected the amount and nature of the transaction. In future filings, we shall disclose the above information again under Note 14 — “Stock-Based Compensation” for easy reference.
Schedule II — Valuation and Qualifying Accounts, page F-50
21.	The Company reviewed Rule 5-04 regarding schedules to be filed, and determined that Rule 4-02 of Reg S-X applied. In future filings, the Company will include the allowance for doubtful accounts and the income tax valuation analysis.
Lastly, we have provided a written statement from the Company acknowledging that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
January 13, 2011

The Company believes that the foregoing information responds fully to each of the comments in the Comment Letter. We greatly appreciate any expedited review that the Staff may afford this response so that we may thereafter confirm that the Staff will not have any further comments on the 2009 Form 20-F.
Thank you for your assistance and cooperation in this filing. If you have any questions or comments regarding the foregoing information, please contact me at my office.
Very truly yours,
/s/ ANDREW N. BERNSTEIN
Andrew N. Bernstein
ANB/sma
Enclosure
cc w/enc.: LJ International Inc.

LJ INTERNATIONAL INC.
UNIT # 12, 12/F, BLOCK A
FOCAL INDUSTRIAL CENTRE
HUNG HOM, KOWLOON, HONG KONG
January 13, 2011
By Edgar
Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549-3561

Attn:	Yolanda Guobadia

Re:	LJ International Inc. (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2009
Filed March 25, 2010
File No. 0-29620
Dear Ms. Guobadia:
On behalf of the above-captioned Registrant and as its Chief Financial Officer, this letter is being provided pursuant to the SEC’s Comment Letter dated December 10, 2010 regarding the Company’s Form 20-F for Fiscal Year Ended December 31, 2009.
This letter hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions or comments or need any additional information, please contact me at my office or contact our U.S. securities counsel, Andrew N. Bernstein, Esq., at 303/770-7131.
Very truly yours,
/s/ RINGO HON TAK NG

Ringo Hon Tak NG,
Chief Financial Officer
cc: Andrew N. Bernstein, Esq.